UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 5)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON IA

(2) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(3)
14	TYPE OF REPORTING PERSON PN

(3) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(4)
14	TYPE OF REPORTING PERSON OO

(4) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(5)
14	TYPE OF REPORTING PERSON IN

(5) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(6)
14	TYPE OF REPORTING PERSON IN

(6) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

Introductory Statement

This constitutes Amendment No. 5 (the “Fifth Amendment”) to the Statement on Schedule 13D, filed on July 24, 2007 (the “Schedule 13D”) and amended on January 18, 2008 (the “First Amendment”), on May 8, 2008 (the “Second Amendment”), on May 14, 2008 (the “Third Amendment”) and on May 21, 2008 (the “Fourth Amendment”). Except as otherwise described in this Fifth Amendment, the information contained in the Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment and Fourth Amendment, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment and Fourth Amendment. Information given in response to each item in the Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment and Fourth Amendment shall be deemed incorporated by reference in all other items.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

(d) and (g) On May 27, 2008, Trinad Capital Master Fund, Ltd. (“Trinad”) sent a letter to Michael Fleming, a director of the Issuer, further demanding that the Issuer postpone its annual stockholders meeting in light of the recent development that C. Kirk Read has resigned from the board of directors of Issuer and that Media General will not nominate a replacement director and that Media General is relinquishing its rights to designate a director to serve on the board of directors of Issuer. Trinad believes that this new development, along with all of its previously cited reasons in its previous letters delivered to Issuer, clearly mandates a postponement of the upcoming annual stockholders meeting, as the proxy that was delivered to Issuer’s stockholders is materially misleading. Trinad is greatly concerned that the current board of directors of Issuer is allowing the financial and managerial condition of Issuer to decline and drive Issuer’s stock price lower so that the remaining entrenched board members can further enrich themselves at the expense of stockholders at depressed stock prices. Trinad also reiterated its demand that Messrs. Fleming, Bergsman and Arlen immediately resign from Issuer’s board of directors and, in light of the upcoming departure of Issuer’s CEO, is calling for an independent committee to review board compensation and conduct given the recent developments that have occurred

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this Schedule 13D/A:

Exhibit A Letter to NTN Buzztime, Inc., dated May 27, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: May 28, 2008	Date: May 28, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: May 28, 2008	Date: May 28, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: May 28, 2008	Date: May 28, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

May 27, 2008

BY FACSIMILE AND REGULAR MAIL

NTN Buzztime, Inc.
Nominating & Corporate Governance Committee
5966 La Place Court
Suite 100
Carlsbad, CA 92008
Attn: Michael Fleming

Re:	Resignation of C. Kirk Read

Dear Mr. Fleming:

According to a Schedule 13D/A filed by Media General, Inc. on May 23, 2008, we note that C. Kirk Read has resigned from the board of directors of NTN Buzztime, Inc. (“NTN”) and that Media General will not nominate a replacement director and that it is relinquishing its rights to designate a director to serve on the board of directors of NTN.

This new development, along with all of the previously cited reasons to you in our previous letters delivered to NTN, clearly mandates a postponement of the upcoming annual stockholders meeting, as the proxy that was delivered to NTN’s stockholders is materially misleading. The departure of NTN’s CEO and the resignation of this director, coupled with the rapid deterioration in NTN’s operating performance creates a necessity for stockholders to exercise their fundamental rights in determining an appropriate board of directors to represent their interests. We are greatly concerned that the current board is allowing the financial and managerial condition of NTN to decline and drive NTN’s stock price lower so that the remaining entrenched board members can further enrich themselves at the expense of stockholders.

As we have in the past, we demand that you postpone the stockholders meeting and consider a slate of directors (which we had previously proposed) that will be responsive to the demands of your stockholders. We also reiterate our demand that Messrs. Fleming, Bergsman and Arlen immediately resign from the board of directors. Lastly, as NTN’s CEO will be departing and there will be a change in the composition of the board of directors, we call for an independent committee to review board compensation and conduct given the recent developments that have occurred.

Very truly yours, TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Director

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550 ● Los Angeles, CA 90067 ● Phone: (310) 601-2500 ● Fax: (310) 277-2741